A special meeting of the fund's shareholders was held on August 10, 2011. The results of votes taken among shareholders on the proposals before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1
To amend the fund's fundamental investment policies to remove references relating to selecting securities for income characteristics.
	# of Votes	% of Votes
Affirmative	2,216,149,778.24	74.262
Against	568,108,489.09	19.037
Abstain	199,977,103.94	6.701
TOTAL	2,984,235,371.27	100.000
PROPOSAL 2
Contingent upon the approval of Proposal 3, to increase the individual fund fee rate component of the management fee to 0.30%.
	# of Votes	% of Votes
Affirmative	1,710,896,326.31	57.331
Against	1,114,308,132.65	37.340
Abstain	159,030,912.31	5.329
TOTAL	2,984,235,371.27	100.000
PROPOSAL 3

Contingent upon the approval of Proposal 2, to include a performance adjustment component to the management fee and to give the Trustees the authority to change the fund's performance adjustment index going forward, without a shareholder vote, subject to applicable law.

	# of Votes	% of Votes
Affirmative	1,765,324,795.01	59.155
Against	1,046,524,203.94	35.068
Abstain	172,386,372.32	5.777
TOTAL	2,984,235,371.27	100.000